Exhibit 4.5

AEGON USA, INC.

DONALD J. SHEPARD

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

(Effective April 19, 2002)

AEGON USA, Inc. (the “Company”) hereby establishes this Donald J. Shepard Supplemental Executive Retirement Plan (“the Plan”), effective the 19th day of April, 2002, for the benefit of Donald J. Shepard (the “Participant”).

PREAMBLE

The principal objective of the Plan is to ensure the payment of a competitive level of retirement income to retain and incent the Participant. The Plan is designed to provide a benefit which, when added to other retirement income of the Participant, will meet this objective. The secondary objective of the Plan is to coordinate the payment of supplemental retirement plan benefits contemplated under the Employment Agreement by and between the Company and the Participant, effective April 19, 2002. The parties agree hereunder that any supplemental retirement plan benefits payable by the Company to the Participant shall be payable from and subject to the terms of this Plan, and that the participant shall be ineligible for participation in, nor have any right to supplemental retirement benefits under, any other supplemental retirement benefit plan maintained by the Company for the benefit of its executives, including the AEGON USA, Inc. Supplemental Executive Retirement Plan. The Plan replaces and supersedes in its entirety the AEGON USA, Inc. Chief Executive Officer Supplemental Executive Retirement Plan effective November 4, 1998, as amended.

SECTION I

DEFINITIONS

1.1	“Basic Plan” shall mean the AEGON USA Pension Plan, as amended or any successor thereto as in effect at the time of the determination of benefits under this Plan.

1.2	“Basic Plan Benefits” shall mean the amount of benefits payable from the Basic Plan to the Participant in the form of a straight life annuity.

1.3	“Beneficiary” shall mean a Participant’s surviving spouse or other beneficiary permitted to receive a benefit upon death of a participant under the Basic Plan.

1.4	“Cause” shall mean an “urgent cause” as defined described in Section 2 of the N.V. Employment Agreement.

1.5	“Committee” shall mean the Board of Directors of the Company. Notwithstanding the foregoing, if the Participant is a member of the Committee for other corporate purposes, the Participant shall not be a member of the Committee for purposes of this Plan.

1.6	“Company” shall mean AEGON USA, Inc. and any of its subsidiaries or affiliates under its common control.

1.7	“Early Retirement Date” shall mean the first day of the month following or coincident with the date on which the Participant attains age 55.

1.8	“Earnings” shall include the amounts earned by the Participant as follows:

(a)	Earnings shall include the Participant’s Form W-2 earnings from the Company for a calendar year, increased by Internal Revenue Code Section 401(k) and Section 125 salary reductions and stock awards under the Company’s Long-Term Incentive Plan (“LTIP”) (valued as of the first trading day of the LTIP’s plan year), but excluding all other noncash compensation deemed taxable during the calendar year, including but not limited to the imputed value of group term or executive life insurance, the value of noncash fringe benefits, the income attributable to the exercise of nonqualified stock options, the value of employer-paid moving expenses, the cost of financial planning services, and the value of other executive benefits. Salaries and other payments that would normally qualify as Form W-2 earnings when paid by the Company or its affiliates under this Plan, but are paid by upstream affiliates, shall be taken into account in determining benefits under this Plan.

(b)	The Participant shall be credited under the Plan with such additional Earnings for the three (3) consecutive years immediately following the Participant’s termination of employment as is required under Section 6.4 of the Employment Agreement, such portion of which is hereby incorporated by this reference.

1.9	“Employment Agreement” shall mean the Employment Agreement, made effective April 19, 2002 between AEGON USA, Inc. and Mr. Donald J. Shepard, as amended.

1.10	“Final Average Earnings” shall mean the average of the five highest complete and consecutive calendar years of Earnings prior to termination of employment with the Company; provided that such calculation shall include Earnings credited to the Participant pursuant to Section 1.8(b).

1.11	“Normal Retirement Date” shall mean the first day of the month following or coincident with the date on which the Participant attains age 62.

1.12	“N.V. Employment Agreement” shall mean the Employment Agreement, made effective April 19, 2002, between AEGON N.V. and Mr. Donald J. Shepard, as amended.

1.13	“Other Retirement Income” shall mean income payable to the Participant by or on behalf of the Company (whether through a formal plan or policy or otherwise) on account of either the Participant’s Retirement (other than pursuant to a deferred compensation or profit sharing plan) or the Participant incurring a disability, except as otherwise provided in the Employment Agreement. For this purpose, a Participant’s Other Retirement Income shall be calculated as if paid under a straight life annuity for the life of the Participant in accordance with Section 3.4 herein.

1.14	“Parent Company” shall mean AEGON N.V., the parent company of the Company.

1.15	“Participant” shall mean Donald J. Shepard.

1.16	“Plan” shall mean the Donald J. Shepard Supplemental Executive Retirement Plan, effective April 19, 2002, as amended.

1.17	“Retirement” shall mean the Participant’s termination of employment and commencement of benefits under this Plan on or after the Participant’s Early Retirement Date or Normal Retirement Date.

1.18	“Retirement Benefit” means the benefits payable under this Plan on account of the Participant’s Retirement.

1.19	“Service” shall mean the Participant’s credited service determined as follows:

(a)	The Participant shall be credited with whole and fractional years of Service as determined under the terms of the Basic Plan.

(b)	The Participant shall be credited with such additional Service for the three (3) years following his termination of employment as is required under Section 6.4 of the Employment Agreement.

SECTION II

ELIGIBILITY FOR BENEFITS

2.1	Eligibility for Benefits. The Participant is eligible to receive a benefit under this Plan after terminating employment with the Company, subject to the application of Section 2.2 herein.

2.2	Forfeiture of Benefits. Anything herein to the contrary notwithstanding, if the Participant is discharged for Cause, or otherwise violates Article 10 (Restraint of Competition) of the N.V. Employment Agreement (portions of which are incorporated herein by reference), payments hereunder to the Participant or his Beneficiary will, at the discretion of the Committee, be forfeited, and the Company will have no further obligation hereunder to such Participant or Beneficiary.

SECTION III

AMOUNT AND FORM OF RETIREMENT BENEFIT

3.1	Normal Retirement Benefits. The annual Retirement Benefit payable at a Normal Retirement Date under the Plan will equal the amount determined under (a) less the amount determined under (b), as follows:

(a)	55% of the Participant’s Final Average Earnings multiplied by (i) or (ii), as applicable:

(i)	The Participant’s years of Service divided by 15, if the Participant terminates employment at or after age 55. This value shall not exceed one.

(ii)	55% plus 3% for each year of Service of the Participant in excess of 10 years of Service, if the Participant terminates employment before age 55. This value shall not exceed 100%.

(b)	The sum of the Participant’s annual Basic Plan Benefit and Other Retirement Income.

3.2	Early Retirement Benefits. The annual benefit payable on or after the Participant’s Early Retirement Date, but before his Normal Retirement Date will equal the amount determined under (a) less the amount determined under (b), as follows:

(a)	The amount determined in 3.1(a) multiplied by the following applicable early retirement factor:

Number of Complete Years Benefit Commencement Date Precedes Normal Retirement Date	Early Retirement Factor
0	100%
1	94.0
2	88.0
3	82.0
4	76.0
5	70.0
6	64.0
7	60.0

provided, that if the provisions of Section 1.19(b) are applied such that the Participant is credited with an additional three (3) years of Service under the Plan, the Participant’s Early Retirement Factor shall be similarly adjusted to reflect such reduced number of years preceding the Participant’s Normal Retirement Date. For periods between those shown above, the factors shall be linearly interpolated.

(b)	The sum of the Participant’s annual Basic Plan Benefit and Other Retirement Income payable at the Early Retirement Date.

3.3	Payment of Benefits. Benefits payable under this Section III shall commence at the same time and shall be paid in the same form as payments to the Participant under the Basic Plan.

3.4	Form of Payment. The benefits determined under this Plan will be payable in the same form as that elected by the Participant with respect to benefits payable under the Basic Plan. If the Participant elects a form of payment other than a straight life annuity, the benefit amount shall be adjusted to equal the actuarial equivalent of a straight life annuity according to the provisions of the Basic Plan.

SECTION IV

DEATH BENEFIT PAYABLE

4.1	If a Participant dies after completing five years of Service and before Retirement, the Participant’s Beneficiary will be entitled to receive the benefit to which the Participant would have been entitled under the Plan. Payment of the benefit under the Plan shall commence at the same time, and be paid in the same form and on the same basis as payments to a Beneficiary under the Basic Plan.

Notwithstanding anything in the Plan to the contrary, the Beneficiary’s benefit hereunder shall be calculated based on the Participant’s Retirement Benefit calculated under Section 3.1, reduced by any survivor annuity or equivalent payments made under the Basic Plan.

SECTION V

PLAN ADMINISTRATION

5.1

The Committee. The Committee shall be the Plan Administrator of the Plan. The Committee may assign all or some of its duties hereunder to an officer or other employee of the Company. The Committee shall administer the Plan in accordance with its terms and purposes and shall have the discretion and authority necessary in the administration of the Plan, including the authority to interpret the Plan, to make factual determinations under the Plan and to determine Plan benefits. The Committee shall have the discretion and authority to adopt and revise rules and procedures relating to the Plan and to make any other determinations that it believes to be necessary or advisable in the administration of the Plan. The Committee shall be responsible for complying with statutory reporting and disclosure requirements. Determinations and decisions by the Committee shall be final and binding on the Participants and all other persons; except that denied claims for benefits may be subject to review under Section 5.3.

5.2	Claims for Benefits. The Participant or Beneficiary (the “claimant”) may submit a claim for benefits under the Plan in writing to the Committee, in which case the following will apply:

(a)	If a claim for benefits is wholly or partially denied, the Committee shall notify the claimant of the denial of the claim within a reasonable period of time, but no later than 90 days after receipt of the written claim, unless special circumstances require an extension of time for processing the claim. In this event, written notice of the extension shall be furnished to the claimant before the end of the 90-day period and shall indicate the special circumstances requiring the extension and the date by which a final decision is expected. In no event shall the extension exceed 90 days from the end of the initial 90-day period.

(b)	A notice of a denial shall be in writing in a manner calculated to be understood by the claimant and shall contain (i) the specific reason or reasons for denial of the claim, (ii) a specific reference to the pertinent Plan provisions upon which the denial is based, (iii) a description of any additional material or information necessary for the claimant to perfect the claim, and (iv) an explanation of the Plan’s claims appeals procedure.

5.3	Claim Appeals. A claimant who has been denied a claim for benefits under Section 5.2 may appeal a claim for benefits under the Plan in writing to the Committee, and the following shall apply:

(a)	Within 60 days of the receipt by the claimant of the written notice of denial of the claim, or if the claim has not been granted within the applicable time period, the claimant may file a written request with the Committee that it conduct a full and fair review of the Committee’s denial of the claimant’s claim for benefits. In connection with the claimant’s appeal of the denial of his benefit, the claimant may review pertinent documents and may submit issues and comments in writing.

(b)	The Committee shall deliver to the claimant a written decision on the claim promptly, but not later than 60 days after the receipt of the claimant’s request for review, except that if there are special circumstances which require an extension of time for processing, the 60-day period shall be extended to a maximum of 120 days, in which case written notice of the extension shall be furnished to the claimant before the end of the 60-day period. The Committee’s decision shall be set forth in writing and contain the information described in clauses (i) through (iii) of Section 5.2(b). If a written decision on review is not furnished to the claimant within the applicable time period, the claim shall be deemed denied on review.

5.4	Suspension of Payment. If the Committee is in doubt concerning the entitlement of any person to any payment claimed to be due under the Plan, the Company may suspend any such payment until satisfied as to the entitlement of such person to such payment. The Company may file or cause to be filed such matter for arbitration as set forth in Section 6.11. Notwithstanding the foregoing, the Participant or Beneficiary may not bring a claim for Plan benefits to arbitration, court or through any other legal action or process until the administrative claims process of Section V has been exhausted.

5.5	Indemnification. The Company shall fully protect and indemnify each member of the Committee and each other employee acting in good faith in the administration of the Plan, or relying upon any authorization or direction of the Committee or the Board, for any liability, loss, cost, damage or expense (including legal fees and expenses) suffered by reason of his service under this Plan; provided, that such person did not act dishonestly or in willful or negligent violation of the law or the Plan under which such liability, loss, cost, damage or expense arose.

SECTION VI

MISCELLANEOUS

6.1	Amendment and Termination. The Committee may, in its sole discretion, terminate, suspend or amend this Plan at any time or from time to time, in whole or in part, retroactively or prospectively. However, no amendment or suspension of the Plan will affect the right of the Participant (if retired) or the right of a Beneficiary (if the Participant is deceased) to continue to receive a benefit in accordance with this Plan as in effect on the date the benefit commenced under this Plan. In addition, no amendment or suspension of the Plan shall be inconsistent with the terms of the Employment Agreement or the N.V. Employment Agreement.

6.2	No Employment Contract. Nothing contained herein will confer upon the Participant the right to be retained in the service of the Company or will interfere with the right of the Company to discharge or otherwise deal with Participants without regard to the existence of this Plan.

6.3	Benefits Unfunded. This Plan is unfunded, and the Company will make Plan benefit payments solely on a current disbursement basis from its general assets. Any person entitled to a benefit under this Plan shall be a general, unsecured creditor of the Company.

6.4	Facility of Payment. The Committee may pay an amount payable to or for the benefit of a minor, an incompetent person or any other person incapable of giving receipt therefor to such person’s guardian, to a trustee or custodian holding assets for the benefit of such person, or to any person providing or reasonably appearing to provide for the care of such person, and such payment will fully discharge the Committee and the Company with respect to such amounts.

6.5	Right to Offset. If the Committee determines that the Participant is for any reason indebted to the Company, the Committee may offset the indebtedness, including any interest accruing thereon, against payments otherwise due under this Plan to the Participant or his Beneficiary.

6.6	ERISA Compliance. This Plan shall be so construed that it will be maintained primarily for the purpose of providing deferred compensation for a “select group of management or highly compensated employees” as defined in the Employee Retirement Income Security Act of 1974, as amended from time to time.

6.7	No Alienation of Benefits. Except with respect to an offset under Section 6.5, to the extent permitted by law, no benefit under this Plan shall be assigned or subject in any manner to alienation, sale, transfer, claims of creditors, pledge, attachment or encumbrances of any kind, and any attempt to do so shall be void.

6.8	Tax Withholding. The Company shall withhold from payments due under the Plan any and all state, federal and other taxes of any nature required to be withheld by the Company.

6.9	Right to Plan Document. The Participant shall receive a copy of this Plan, and the Committee will make available for inspection by the Participant a copy of the rules and regulations used by the Committee in administering the Plan.

6.10	Governing Law; Construction.

(a)	This Plan is established and will be construed according to the laws of the State of Maryland, except to the extent preempted by federal law. If any provision of this Plan or its application is determined by the Committee, an arbitrator or court of competent jurisdiction to be invalid or unenforceable, the remainder of this Plan shall continue to be enforced to the fullest extent permitted by law.

(b)	This Plan incorporates the requirements of the Employment Agreement with respect to benefits payable hereunder and is intended to be consistent with the Employment Agreement. In the event of any conflict between the Plan and the Employment Agreement regarding the benefits payable hereunder, the Employment Agreement shall control.

6.11	Dispute Resolution. Subject to the last sentence of Section 5.4, any dispute arising in connection with this Plan shall be settled in accordance with the Rules of Application of the American Arbitration Association, and such proceeding shall take place at the principal offices of the Company.

WHEREAS, the Company, by its duly authorized officer, has caused this Donald J. Shepard Supplemental Executive Retirement Plan to be executed, and the Participant has executed the Plan with his agreement that it sets forth the terms of the payment of supplemental retirement benefits to the Participant, as set forth in the Employment Agreement.

DONALD J. SHEPARD	AEGON USA, INC.

/S/ DONALD J. SHEPARD	/S/ PATRICK S. BAIRD
Patrick S. Baird
President and CEO

AEGON USA, INC.

DONALD J. SHEPARD

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

(Effective April 19, 2002)